Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2019 Results

●	Third quarter revenues of $9.4 million, 10% increase year over year

●	Cash, cash equivalents and short-term bank deposits of $68.1 million and no debt

●	2019 revenue guidance range of $31-$33 million

TEL AVIV, Israel – November 7, 2019 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the third quarter ended September 30, 2019.

“We are pleased to announce that RADCOM’s revenue grew 10% over the previous quarter. We have experienced steady growth this year, reflecting the continued progress we are making with our advanced virtual technology as well as the success of our agreements with Rakuten Mobile, AT&T, and other customers,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “We are encouraged by the traction we are gaining due to our technological expertise, evidenced by our increasing customer base, which includes multi-year agreements with Rakuten Mobile and now VimpelCom, one of the leading operators in Russia. These partnerships are providing us with enhanced, multi-year visibility into the Company’s revenue stream.”

Third Quarter 2019 Financial Highlights:

●	Revenues: Total revenues for the third quarter were $9.4 million, up 10% compared to $8.5 million in the third quarter of 2018.

●	Net Income (loss): GAAP net loss for the period was $(1.7) million, or $(0.12) per diluted share, compared to GAAP net income of $0.6 million, or $0.05 per diluted share for the third quarter of 2018.

●	Non-GAAP Net Income (loss): Non-GAAP net loss for the period was $(1.0) million, or $(0.07) per diluted share, compared to non-GAAP net income of $1.0 million, or $0.07 per diluted share for the third quarter of 2018.

●	Balance sheet: As of September 30, 2019, the Company had cash and cash equivalents and short-term bank deposits of $68.1 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Standard Time (3:00 PM Israel Standard Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888-407-2553

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from November 8th on RADCOM's website.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in cloud-native, container-based network intelligence solutions for telecom operators transitioning to NFV and 5G. Powered by RADCOM’s patented I.C.O.N technology, the RADCOM Network Intelligence suite delivers Intelligent, Container-based, On-demand, Network Analysis from the RAN to the Core for 5G assurance, utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. Utilizing cutting edge technology such as AI and machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations, from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe,” ”may,” “might,” “predict,” ”potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continuing progress and continuing traction in its business and technology, its increasing customer base, its visibility and revenue stream, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues	$9,389	$8,519	$23,981	$30,061
Cost of revenues	3,283	1,660	7,274	7,427
Gross profit	6,106	6,859	16,707	22,634

Research and development, gross	4,699	3,933	13,921	11,429
Less - royalty-bearing participation	597	528	1,413	1,282
Research and development, net	4,102	3,405	12,508	10,147
Sales and marketing	2,758	2,401	7,821	8,725
General and administrative	1,064	657	2,711	2,647
Total operating expenses	7,924	6,463	23,040	21,519
Operating income (loss)	(1,818)	396	(6,333)	1,115
Financial income, net	217	282	698	655
Income (loss) before taxes on income	(1,601)	678	(5,635)	1,770
Taxes on income	(59)	(44)	(105)	(57)

Net income (loss)	$(1,660)	$634	$(5,740)	$1,713

Basic net income (loss) per ordinary share	$(0.12)	$0.05	$(0.42)	$0.13
Diluted net income (loss) per ordinary share	$(0.12)	$0.05	$(0.42)	$0.12
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,797,115	13,701,844	13,769,987	13,600,849
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,797,115	13,916,306	13,769,987	13,851,324

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
GAAP gross profit	$6,106	$6,859	$16,707	$22,634
Stock-based compensation	61	25	156	102
Non-GAAP gross profit	$6,167	$6,884	$16,863	$22,736

GAAP research and development, net	$4,102	$3,405	$12,508	$10,147
Stock-based compensation	211	210	568	621
Non-GAAP research and development, net	$3,891	$3,195	$11,940	$9,526

GAAP sales and marketing	$2,758	$2,401	$7,821	$8,725
Stock-based compensation	148	121	478	583
Non-GAAP sales and marketing	$2,610	$2,280	$7,343	$8,142

GAAP general and administrative	$1,064	$657	$2,711	$2,647
Stock-based compensation	252	10	435	402
Non-GAAP general and administrative	$812	$647	$2,276	$2,245

GAAP total operating expenses	$7,924	$6,463	$23,040	$21,519
Stock-based compensation	611	341	1,481	1,606
Non-GAAP total operating expenses	$7,313	$6,122	$21,559	$19,913

GAAP operating income (loss)	$(1,818)	$396	$(6,333)	$1,115
Stock-based compensation	672	366	1,637	1,708
Non-GAAP operating income (loss)	$(1,146)	$762	$(4,696)	$2,823

GAAP income (loss) before taxes on income	$(1,601)	$678	$(5,635)	$1,770
Stock-based compensation	672	366	1,637	1,708
Non-GAAP income (loss) before taxes on income	$(929)	$1,044	$(3,998)	$3,478

GAAP net income (loss)	$(1,660)	$634	$(5,740)	$1,713
Stock-based compensation	672	366	1,637	1,708
Non-GAAP net income (loss)	$(988)	$1,000	$(4,103)	$3,421

GAAP net income (loss) per diluted share	$(0.12)	$0.05	$(0.42)	$0.12
Stock-based compensation	0.05	0.02	0.12	0.12
Non-GAAP net income (loss) per diluted share	$(0.07)	$0.07	$(0.30)	$0.24

Weighted average number of shares used to compute diluted net income (loss) per share	13,797,115	13,916,306	13,769,987	13,851,324

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	September 30, 2019	December 31, 2018
	(unaudited)
Current Assets
Cash and cash equivalents	$9,504	$61,988
Short-term bank deposits	58,626	-
Trade receivables, net	13,473	20,381
Inventories	1,203	251
Other receivables	1,561	1,766
Total Current Assets	84,367	84,386

Non-Current Assets
Severance pay fund	3,336	2,967
Other long-term receivables	2,365	346
Property and equipment, net	1,619	1,832
Operating lease right-of-use assets	5,861	-
Total Non-Current Assets	13,181	5,145

Total Assets	$97,548	$89,531

Liabilities and Shareholders' Equity

Current Liabilities
Trade payables	$3,143	$1,559
Deferred revenues	1,048	266
Employee and payroll accruals	3,940	3,420
Operating lease liabilities	1,198	-
Other payables and accrued expenses	3,813	2,281

Total Current Liabilities	13,142	7,526

Non-Current Liabilities
Deferred revenues	100	100
Accrued severance pay	3,926	3,425
Operating lease liabilities	5,024	-
Other long-term liabilities	993	-
Total Non-Current Liabilities	10,043	3,525

Total Liabilities	$23,185	$11,051

Shareholders' Equity
Share capital	$647	$643
Additional paid-in capital	137,378	135,730
Accumulated other comprehensive loss	(2,641)	(2,612)
Accumulated deficit	(61,021)	(55,281)

Total Shareholders' Equity	74,363	78,480

Total Liabilities and Shareholders' Equity	$97,548	$89,531

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